

Mail Stop 4720   December 15, 2016

Via E-mail
William Manning
Chief Executive Officer
Manning & Napier, Inc.
290 Woodcliff Drive
Fairport, New York 14450

> **Re: Manning & Napier, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 7, 2016**
> **Form 8-K**
> **Filed October 26, 2016**
> **File No. 001-35355**

Dear Mr. Manning:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 48

Note 3 - Noncontrolling Interests, page F-13

1.   We note that on April 16, 2015, you granted approximately 1.1 million of Class A common stock awards under the 2011 Equity Compensation Plan (the "Equity Plan") for which you acquired an equivalent number of Class A units of Manning and Napier Group and that these acquisitions of additional operating membership interests were treated as reorganizations of entities under common control as required by ASC 805 "Business Combinations." Please address the following:

- Clarify if the 1.1 million of Class A common stock awards granted under the "Equity Plan" are included in the 1,041,590 of common stock issued under the equity compensation plan reflected in the Consolidated Statements of Shareholders' Equity as of December 31, 2015 on page F-6.

- Tell us and revise your future filings as necessary to explain how you accounted for the equivalent number of Class A units of Manning and Napier Group that you acquired, including the related impact to Non-controlling interests.

- Tell us and clarify in your future filings how the acquisitions of additional operating membership interests were treated as reorganizations of entities under common control as required by ASC 805 "Business Combinations", including the related impact to the consolidated financial statements.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 1. Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies, page 6

Revision of Previously Reported Consolidated Statements of Operations, page 7

2.   We note from your disclosure here and the information furnished within Exhibit 99 of your Form 8-K filed on October 26, 2016, that you revised your prior period financial statements to properly present payments made to certain advisory clients as a reduction to revenue in accordance with ASC 605-50. Please address the following:

- Explain to us the nature and terms of the rebates and direct us to the specific guidance you used to support your accounting treatment. In this regard, please ensure to provide your consideration and analysis of whether a liability should have been recorded for an estimate of future payments or rebates. Refer to ASC 605-50-25-4 through 25-8.

- Tell us if the rebates were paid to related parties. If so, revise your disclosure on pages 18-19 (Note 14 - Related Party Transactions).

- Revise your future filings to include in your Summary of Significant Accounting Policies (Note 2) your policy for rebates (i.e. payments made to certain advisory clients).

Principles of Consolidation, page 7

3.   We note that you provide seed capital to your investment teams to develop new products and services for your clients and that the original seed investments may represent all or a majority of the equity investment in the new product.   Please address the following:

- Explain in further detail and revise your future filings to clarify the assumptions and judgements made in evaluating whether you hold variable interests in your seed investments, including whether the seed investments are variable interest entities.

- Tell us and clarify, based on entities evaluated for consolidation, which entities you have determined you hold a controlling financial interest, and the nature thereof.

- Tell us and revise your future filings to disclose the circumstances when you would no longer be deemed to control the seed investment funds and identify the accounting method used when these funds are deconsolidated.

Form 8-K filed October 26, 2016

Exhibit 99

Summary Highlights

4.   We note that you provide income before income taxes and economic income (a non-GAAP measure) within your first bullet point. Please revise your future filings to include the most comparable GAAP measure (i.e. Net income attributable to Manning & Napier, Inc.) preceding your non-GAAP measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services